Exhibit 12.1

The Providence Service Corporation
Ratio of Earnings to Fixed Charges

	For the Years
	Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands, except ratios)
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for (gain) loss from equity investee	$19,730	$32,800	$876	$8,409	$52,150
Add: Fixed charges	12,330	20,900	26,739	25,277	23,784
Less: Noncontrolling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	—	—	(502)	(2,082)	451
Earnings	$32,060	$53,700	$28,117	$35,768	$75,483

Fixed charges:
Interest expense	$7,032	$10,424	$2,456	$1,767	$1,637
Interest element of rentals	5,298	10,476	20,348	19,091	17,729
Preferred dividend	—	—	3,935	4,417	4,418
Fixed charges	$12,330	$20,900	$26,739	$25,275	$23,784
Ratio of earnings to fixed charges	2.60	2.57	1.05	1.42	3.17